2006

ANNUAL INFORMATION FORM (Fiscal Year Ending March 31, 2006)

CORPORATE OFFICE
8585 Chemin Côte-de-Liesse
Saint-Laurent, Québec
June 28, 2006	Canada H4T 1G6

TABLE OF CONTENTS
1	.	CORPORATE STRUCTURE OF CAE		1
		1.1	Name, Address and Incorporation	1
		1.2	Inter-corporate Relationships	2
2	.	GENERAL DEVELOPMENT OF THE BUSINESS		2
		2.1(a) General		2
		2.1(b) History		3
		2.1(c) Industry Overview and Trends		8
3	.	DESCRIPTION OF THE BUSINESS		13
		3.1	General	13
		3.1(a) Summary of Business Segment		15
		3.1(b) Production and Services		22
		3.1(c) Specialized Skill and Knowledge		23
		3.1(d) Competition		23
		3.1(e) Components		24
		3.1(f) Intangible Properties		24
		3.1(g) Cycles		25
		3.1(h) Environmental Protection		25
		3.1(i) Employees		26
		3.1(j) Foreign Operations		26
		3.2	Risk Factors	27
4	.	DIVIDENDS		31
5	.	DESCRIPTION OF CAPITAL STRUCTURE		32
6	.	MARKET FOR SECURITIES		32
		6.1	Trading Price and Volume	32
7	.	DIRECTORS AND OFFICERS		33
		7.1	Name and Occupation	34
		7.2	Cease, Trade Orders, Bankruptcies, Penalties or Sanctions	39
		7.3	Conflicts of Interest	39
8	.	TRANSFER AGENTS AND REGISTRARS		40
9	.	AUDIT COMMITTEE		40
		9.1	Mandate	40
		9.2	Membership	40
		9.3	Approval of Services	40
10	.	ADDITIONAL INFORMATION		41
SCHEDULE A			SUBSIDIARIES	43
SCHEDULE B			AUDIT COMMITTEE MANDATE	45

INFORMATION INCORPORATED BY REFERENCE

The Company’s Management’s Discussion and Analysis and its consolidated financial statements for the year ended March 31, 2006, and the notes thereto (Consolidated Financial Statements) appear on pages 24 to 69 and pages 70 to 114 respectively in the Annual Report to Shareholders for the year ended March 31, 2006 (Annual Report). The Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). For a discussion of the principal difference between Canadian GAAP and the accounting principles generally accepted in the United States, see note 27 to the Consolidated Financial Statements. The information contained therein is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Report not specifically incorporated by reference do not form part of this AIF.

Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

References to fiscal 2006 refer to the period from April 1, 2005 to March 31, 2006, references to fiscal 2005 refer to the period from April 1, 2004 to March 31, 2005, and references to fiscal 2004 refer to the period from April 1, 2003 to March 31, 2004.

This Annual Information Form contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions which CAE considered reasonable at the time they were prepared and may include information concerning the Company’s markets, future financial performance, business strategy, plans, goals and objectives. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ sometimes materially from those contemplated by the forward-looking statements. Statements preceded by the word “believe”, “expect”, “anticipate”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and/or similar expressions are forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE, may affect the extent to which a particular projection materializes and/or could ultimately prove to be incorrect; accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed in the section “Risk Factors” herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any merger, acquisition or other business combinations or divestitures that may be announced or completed after such statements are made.

1.	CORPORATE STRUCTURE OF CAE

1.1	Name, Address and Incorporation

On March 17, 1947 CAE Inc. (Company or CAE) was incorporated under the name Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to its present one, CAE Inc.

The Company was continued in 1977 under the Canada Business Corporations Act (CBCA) by certificate of continuance. In 1979, the articles of the Company were amended to change its authorized share capital to an unlimited number of common shares. In 1981, the Company’s articles were again amended to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of the Company may determine.

On June 9, 1995, the Company’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., its wholly-owned subsidiary.

The Company’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.

1.2 Inter-corporate Relationships

The direct and indirect subsidiaries and other ownership interests of the Company are set out in Schedule A hereto.

2 .	GENERAL DEVELOPMENT OF THE BUSINESS
2.1 (a)	General

Following incorporation in 1947, CAE’s primary business focused on the repair and overhaul of electronic and electro-mechanical equipment, as well as the design and installation of telecommunication and navigational systems. By the early 1950s, the Company had started to pursue new areas of opportunity in the design, development and manufacture of flight, radar and weapons simulators for Canadian defence requirements. A few years later, CAE began its commercial flight simulation activities.

Over the last six years, CAE divested itself of its non-core businesses and transformed from being primarily a manufacturer of simulation equipment to also being a provider of fully integrated training solutions. Beginning April 1, 2005, CAE began reporting financial results on a newly segmented basis – distinguishing between products and services – to reflect how it now manages its four segments: Simulation Products/Civil (SP/C), Training & Services/Civil (TS/C), Simulation Products/Military (SP/M), and Training & Services/Military (TS/M).

CAE’s strategy is to leverage its extensive experience in modelling and simulation to expand both vertically into other products and services within the aerospace and defence industry, as well as horizontally to pursue opportunities presented by new and emerging and adjacent markets such as unmanned aerial vehicles (UAVs) and simulation-based professional services for homeland defence and emergency management. In order to be able to respond to growth opportunities, CAE must continue to invest in new and innovative technologies.

2.1(b) History

Over the past three fiscal years, CAE completed the following divestitures to better focus on its core businesses:

On April 30, 2003, CAE sold the operations of CAE Beyss GmbH, another of CAE’s Cleaning Technologies businesses, to Bavaria Industriekapital AG.

On May 2, 2003, CAE sold its wood products business to Carmanah Design and Manufacturing Inc., a TD Capital company.

On July 31, 2003, CAE sold substantially all the assets of its last remaining Cleaning Technologies business, Alpheus Inc. to Cold Jet Inc. of Cincinnati, Ohio.

CAE completed the divestiture of substantially the entire Marine Controls segment to L-3 Communications (L-3) of New York, NY during the fourth quarter of fiscal 2005 in a transaction valued at $239 million, resulting in an after-tax gain of approximately $104 million. In accordance with the purchase agreement, L-3 subsequently acquired two other components of the Marine Controls segment, including the assumption of the CAE's guarantee of $53 million (£23 million) of project-finance related debt for the UK Astute Class submarine training program, following all required approvals being obtained.

Through a combination of divestments, consolidations and re-segmentation, the Company reduced the number of profit centers from 21 to four.

In a reorganization of management responsibilities announced on May 22, 2006, sales and marketing of military simulation equipment, training and services was brought under the newly named Simulation Products and Military Training & Services Group led by Marc Parent, Group President. The most important priorities of SP/C and SP/M are lowering manufacturing costs, shortening manufacturing cycle times, and developing efficient and innovative technologies to further improve simulation products.

CAE is investing in software and hardware innovations that are intended to sustain its leading-edge technologies as well as complement its training services for CAE training centers and other customers. Examples of such innovation are the Company’s Simfinity® leading-edge simulation-based courseware, its Tropos® and Medallion™6000 image generators and its STRIVE® software development framework, which is a commercial-off-the-shelf suite of software tools and applications used to develop high-fidelity synthetic environments.

CAE has continued its investment in pilot training, and its increased access to the US and European military markets, during the past three years. In addition to acquisitions, CAE’s move into civil training and services was further accelerated during that period with the following training center initiatives by TS/C:

  In April 2004, CAE acquired LAN’s training facility in Santiago, Chile and commenced providing flight training to LAN’s pilots under a 10-year services agreement. CAE added an Airbus A320 full-flight simulator (FFS) in January 2005 to the existing Boeing 737-

  200 FFS already in operation in the center. A Boeing 767-300ER FFS has been added in 2005. The A320 device is part of the CAE-Airbus training cooperation.
  CAE and Iberia Lineas Aereas de Espana, SA (Iberia) formed an aviation training joint venture, consolidating the assets of their respective Spanish training centres – CAE’s in Alcala and Iberia’s at the Barajas airport. CAE contributed its Alcala assets and Iberia its Barajas assets and related debt to form a new company, in which Iberia is now training its approximately 2,000 pilots. CAE and Iberia have an 80-20 equity split, respectively.
  CAE signed a 10-year agreement with UK-based Virgin Atlantic Airways to provide training for pilots of the carrier’s entire fleet of Airbus A340-600 and Boeing 747-400 aircraft. Initially valued at about $60 million, the contract also includes an option for Airbus A380 training. The training, which includes instructional delivery for ground school as well as simulator training, will take place at CAE’s Burgess Hill, UK, training centre. CAE was also awarded a multi-year agreement for Airbus A330 and A340 pilot training by Qatar Airways. As part of the contract, CAE has moved an existing Airbus A330/A340 full-flight simulator from within CAE’s global network of training centres to a training facility in Doha, Qatar.
  With demand for airline pilots growing worldwide, CAE is witnessing increasing interest in its pilot provisioning program, a turnkey service that includes a complete range of pilot recruiting and training for airlines. American Eagle, Ryanair and Vueling are among the commercial airlines that are hiring pilots who have successfully completed CAE’s type- rated programs. In the United States, CAE has collaborated with Regional Airline Academy (RAA) to offer pilots a complete training program for all levels of experience.
  Ryanair renewed a pilot provisioning contract pursuant to which CAE’s training centre in Amsterdam will recruit and train more than 100 Boeing 737 type-rated pilots for the airline in 2006. Since 2001, CAE has recruited and provided type-rating training to over 350 pilots who were subsequently hired by Ryanair. CAE is also providing Airbus A320 pilots to Spanish low-cost carrier Vueling. Under the terms of the agreement, CAE is recruiting and training pilots who will be evaluated on the basis of their flying skills as well as their ability to fit into the Vueling corporate culture. Initially, 80 candidates are expected to be recruited via this program over a period of 18 months.
  CAE has the construction of its new North East Training Centre near Morristown Airport, New Jersey, USA well underway. The state-of-the-art North East Training Centre will be the first to offer training for the Dassault Falcon 7X, and will also feature training for the Falcon 900 EX/EASy, Falcon 2000 EX EASy, the Gulfstream IV and the Sikorsky S76C+/B helicopter. The new centre will initially house six simulator bays, with potential for future expansion.
  CAE’s Burgess Hill facility in the UK, which includes CAE’s Training & Services/Military operation, has also been redeveloped to constitute one of CAE’s Training & Services/Civil training centres. The Burgess Hill training centre houses simulators for Airbus A320, A340, and the Boeing 747 aircraft and simulators for the Dassault Falcon 7X, 900EX, and 2000EX aircraft will be added by year end. Burgess Hill is part of the Airbus-CAE cooperation, which combines CAE's and Airbus's training expertise to provide increased access to training to customers around the globe.

CAE continued optimizing its training network in order to best serve market demand:

The Sikorsky S-76 helicopter simulator and Gulfstream IV FFS will be moved to the new Morristown training center from their current location in Dallas, Texas.

CAE’s Maastricht center in the Netherlands will cease operations. Two Fokker 50 FFS are being transferred to CAE’s centre in Hoofddorp near Amsterdam, while the ATR

42/72, Fokker F27 and Dornier 328 FFS are being moved to CAE’s centre in Brussels.

Continued success of our training joint ventures with Emirates and China Southern:

Emirates-CAE Flight Training announced several new training deals including:

Extension of pilot training agreement with Oman Air for instructor-led initial and recurrent 737NG training.

5-year contract for pilot training, which includes both instruction and simulator time for initial and recurrent training, on Airbus A320 aircraft for new Indian carrier Kingfisher Airlines.

Boeing 737 NG pilot training for new Indian low-cost carrier SpiceJet.

Expansion of business aviation pilot training deal with Jet Aviation to include Gulfstream IV (including G300 and G400) and Gulfstream V (including G500 and G550). In addition, Jet Aviation renewed a longstanding contract for B737 Boeing Business Jet training.

Zhuhai Flight Training Centre (ZFTC), CAE’s joint venture with China Southern Airlines, will be adding a Boeing 737 NG FFS supplied by CAE bringing the total number of CAE-built FFS that ZFTC operates to 10, making it the largest independent training facility in China.

The Airbus-CAE cooperation arrangement celebrated its 1,000th trained pilot.

CAE has experienced several successes in military simulation and training through its SP/M and TS/M segments in recent fiscal years:

  In 2003, CAE announced the creation of a consortium named Rotorsim, owned equally by CAE and Agusta S.p.A., to operate a new helicopter training facility in Sesto Calende, Italy and to provide integrated training solutions for AgustaWestland helicopters. The Rotorsim facility will open in the summer of 2006 when a CAE-built A109 full mission simulator (FMS) is declared ready-for-training. Later in 2006, Rotorsim will add a CAE- built AW139 FMS to the training centre. Both of these simulators feature CAE’s revolutionary roll-on/roll-off cockpit design, thus enabling cockpits representing other variants of the A109 or AW139 helicopters to be used in the simulators. CAE has contracted to deliver two additional A109 cockpit variants to Rotorsim in 2007.
  The German government launched a major private finance initiative (PFI) program for the German Armed Forces by awarding in January 2005 a contract valued at €488 million to Helicopter Flight Training Services GmbH (HFTS) to provide NH90 helicopter training in private training centres. The NH90 is the largest helicopter program ever launched in Europe. Program partners are France, Germany, Italy, the Netherlands and

  Portugal. Finland, Sweden, Norway, Greece, Oman, Australia, Spain, New Zealand, and Belgium have also chosen the NH90. The training centres developed for Germany will be the first for the NH90 and are giving HFTS the ability to market training services to the other nations procuring the NH90 helicopter. HFTS was founded by CAE, Eurocopter, Rheinmetall Defence Electronics and Thales, each owning a 25 percent share. HFTS is currently designing and building for future operation three NH90 training centres in Germany. The initial phase underway covers the design, development and manufacturing of four NH90 FMSs and three training centres located in Bückeburg, Fassberg and Holzdorf. This will be followed by a 14.5-year operational phase beginning in mid-2008 once the first training centre is ready for training. During the operational phase, HFTS will deliver turnkey training services to NH90 aircrews and the German government will pay an hourly rate. As a 25 percent owner of HFTS, CAE's share of the revenue will be €122 million during the operational phase of the program. For the design and manufacture of the NH90 simulators and related training systems, CAE and Thales have partnered to form Helicopter Training Media International GmbH (HTMI) to serve as the prime contractor and design authority for producing the NH90 training systems. Currently, CAE is in the process of recognizing additional revenues through mid-2008 of approximately €30 million through subcontracts from HTMI for the design, manufacture and delivery of NH90 training systems. CAE is responsible for software systems such as the tactical environment, electronic warfare, communications, and weather radar, all developed using CAE's STRIVE® simulation development environment. CAE is also providing the CAE Medallion™6000 image generator hardware, has overall responsibility for integration and deployment, and is managing construction of the training centres.
  The past four fiscal years have seen CAE USA establish a growing relationship with the US Army’s 160th Special Operations Aviation Regiment – Airborne SOAR(A), an elite unit known as the Night Stalkers. CAE USA has been awarded contracts valued at more than $150 million over the past four years to design and develop a range of mission rehearsal and training systems for this customer. Included in CAE’s development has been the world’s first A/MH-6 Little Bird combat mission simulator, which has been delivered to the 160th during 2005. CAE is currently nearing completion of a MH-47G
  Chinook combat mission simulator for the 160th , which will be delivered in late 2006, as well as a MH-60L Black Hawk combat mission simulator that will be delivered in 2007. Both of these simulators will implement a new, US government-owned database standard being developed by CAE called the Common Environment/Common Database (CE/CDB). The CE/CDB will significantly reduce the timeline required for high-fidelity database production and deliver fully-correlated databases that promise to enhance mission rehearsal capabilities for the US Special Operations Command.
  CAE USA continues to grow its relationship with the US Navy. In the past two years, the Company has been awarded contracts valued at approximately $100 million to design and manufacture four MH-60S operational flight trainers and four MH-60S weapons tactics trainers. The MH-60S Knighthawk is a new multi-mission naval helicopter being procured by the US Navy for vertical replenishment, airborne mine countermeasures and anti-surface warfare. The Navy expects to procure up to 273 MH-60S helicopters through 2015. In addition, CAE USA has currently upgraded all six of the US Navy’s P- 3C Orion operational flight trainers.

  In March 2006, CAE was selected by EADS CASA and the Commonwealth of Australia to provide a turnkey training capability and five years of support services for the Royal Australian Air Force’s (RAAF) new A330 Multi-Role Tanker Transport (MRTT) aircraft. Under terms of the contract with EADS CASA, CAE will provide an A330 MRTT full flight and mission simulator (FFMS), a new training facility, and a CAE
  Simfinity® mission systems trainer. In addition, CAE has signed an initial agreement directly with the Commonwealth of Australia to provide five years of support services for the A330 MRTT training systems.
  In the fourth quarter of fiscal year 2006, CAE USA won a US Army program called the Synthetic Environment Core – Database Virtual Environment Development. Under the SE-Core DVED effort, CAE will develop a common database architecture, rapid database production process and tools, and establish and operate five database production centers located in the United States and around the world. These database production centers will create the Army’s Common Virtual Environment (CVE), a fully integrated and correlated virtual environment that the Army will use for virtual training and mission rehearsal. This represents a strategic win for CAE as the Company expands its simulation-based professional services capabilities and continues to establish itself as a market-leader in virtual mission rehearsal solutions.

Through its SP/C segment, CAE continues to lead the market in the sales of full-flight simulators and other flight training devices. The SP/C segment continuing to invest in technology to improve its product offering in terms of cost, schedule and performance. Fiscal 2006 developments include:

  CAE was able to reduce the cycle time on its A320 full-flight simulators from 18 months to within 14 months through significant process improvements.
  CAE introduced Electro-Mechanical Motion (EMM) systems on its full-flight simulators and received a launch order as part of a three B737NG FFS deal with Japan Airlines, the first of which will be delivered in the second quarter of 2007. The advantages of EMM technology vs. hydraulic motion systems include: reduced facility requirements, quicker installation, lower lifecycle costs (including power consumption and maintenance) and environmental-friendliness.
  CAE launched the CAE Tropos® II Enhanced visual system which combines the proven, industry-leading image quality and features of CAE's Tropos® visual system with the power and capabilities of the latest commercial image processing and key industry innovations. An expanded set of features, including greater realism and scene density, comprehensive weather and special effects, and seamless integration of generic databases into the 3-D world, further enhances the training experience and delivers greater fidelity in flight training.

2.1(c) Industry Overview andTrends

The civil and military markets CAE serves are driven by factors particular to each market. CAE believes the civil market is most affected by the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements and market demand for commercial and business air travel. The Company believes the military market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s military products and services is also influenced by the degree to which Military forces globally tend toward the outsourcing of functions to the private sector. As well, CAE’s military business is expected to be impacted by the extent to which synthetic mission rehearsal solutions gain market acceptance.

Simulation Products/Civil (SP/C)

The use of flight simulators in pilot and crew training is well established within the commercial and business markets. Increased use of simulators has occurred as a result of the growth in commercial and business air travel which, in turn, has driven fleet expansion and increased demand for pilot training. Civil simulator usage has also increased due to advances in technology that enable increased realism and the significant cost savings provided by flight simulation training compared to actual flight time. The use of synthetically-generated reproductions of airport configurations and use of satellite terrain imagery incorporated into the simulation further enhance the effectiveness of simulation training. Simulators are also utilized by pilots to supplement actual flying time to maintain their certification. Today’s most sophisticated civil flight simulators are rated Level D by the FAA or receive similar ratings from regulatory authorities in other countries, indicating that a pilot can be certified to fly an aircraft type based solely on simulator training. Flight simulators also allow pilots to experience and learn emergency procedures that cannot be practiced safely aboard the actual aircraft.

Flight simulation equipment is purchased by major and regional airlines, aircraft manufacturers and independent training providers. Simulators are manufactured by a limited number of companies and are sold based on the criteria of product quality, customer support, delivery, supplier reputation, price and life cycle costs. In fiscal 2006, 21 FFS were sold by CAE to third parties. Typical list prices for civil flight simulation equipment can range from up to US$1 million for sophisticated procedure trainers, to US$2 to US$6 million for a flight training device (FTD) to US$9 to US$16 million for an FFS, assuming that OEM-supplied data, parts and equipment are included.

Training & Services/Civil (TS/C)

Within the flight simulation industry, training services is the largest and fastest growing market segment. The training services market consists of sales of training equipment, facilities, tools, programs, and instructors designed to enable pilots to obtain and retain the necessary qualifications to pilot a particular aircraft, to enable maintenance workers to inspect, maintain and repair aircraft and to train cabin crews. Training is carried out by airlines as well as independent training providers. Currently, approximately half of the FFS in use around the world are owned and operated by commercial airlines to provide training to their pilots, with the vast majority owned by large commercial airlines. These large commercial airlines also use independent training facilities to supplement their training programs. Ownership of simulators by regional airlines is considerably less common and virtually not the case for business aircraft operators. As a result these companies primarily use independent training providers.

SP/C and TS/C Trends and Developments

CAE believes the following trends and developments will continue to drive the civil simulation and training industry:

Effectiveness and Cost Advantages of Simulation-Based Training

Simulation-based training is an essential element in civil pilot and crew training. The realism of the simulated flight experience has made procedure trainers, fixed training devices and FFS effective tools for training pilots and crew. Pilots and crew can be trained for a variety of aircraft, using visualizations of most of the civil airports around the world, and in varying environmental conditions. The cost savings to aircraft operators are substantial as it is 5 to 10 times less expensive to train in a simulator than in a civil aircraft. In addition, simulator training minimizes the risk of accidents and resulting injury to personnel and damage to equipment. Simulation training also allows pilots to experience and learn emergency procedures that cannot be practiced safely aboard an actual aircraft. FFS training users are accorded more favorable liability insurance premiums. Simulator-based training also offers considerable flexibility with respect to the timing and duration of training sessions.

Pilot Certification and License Requirements

Piloting an aircraft is a regulated activity requiring both initial and recurring training to achieve defined levels of competence and experience. To keep a license to fly an aircraft weighing over 12,500 pounds, certain regulations require pilots to demonstrate proficiency for that aircraft type at least once a year. Certification and license requirements can be satisfied through simulated flight and many pilots elect to do so.

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) and which is expected to be approved for adoption in late 2006. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern airliner aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is expected to be the greatest need to produce a large supply of qualified pilots in the most efficient and effective manner.

Expansion and Diversification of Aircraft Fleets

The introduction of new aircraft and expansion and diversification of fleets creates incremental pilot training requirements. Simulation training is now considered an essential element in pilot and crew training for the large commercial, regional and business segments of the market. An experienced pilot typically needs between 15 and 40 hours on a simulator to learn the intricacies of a new aircraft. CAE estimates that approximately one simulator is required to support every 20 to 30 wide-bodied commercial aircraft in operation, with that ratio changing to 30 for narrow-bodied commercial aircraft, 40 for regional jets and 80 for business aircraft.

New aircraft deliveries are a major driver for this market. In ‘‘The World Market for Large Commercial Jet Transports’’, Forecast International/DMS Inc. projects that 7,907 large commercial jet transports will be produced from 2006 to 2015. During calendar 2005, Airbus and Boeing announced orders for more than 2,000 aircraft which, upon delivery, should have a positive impact on demand for simulators and/or training services.

Virtually every aircraft transaction, whether new or after-market, triggers the need for pilot training. Business aircraft simulation training is provided by independent training providers. CAE believes that additional demand for business aircraft simulation training will be driven by growth in new business aircraft sales – 10,087 are forecast by the Teal Group Corporation to be produced between 2006 and 2015, including 2,310 from the emerging Very Light Jets segment -and the increase in fractional ownership and unscheduled charter flights. Long-term growth in civil air travel will drive increased aircraft deliveries across the spectrum of aviation service providers and, in turn, the demand for simulation technology and training.

Pilot Demographics

According to AIR Inc., US pilot hiring in 2005 grew over 10% year over year to 10,389. In 2006, more than 11,000 are expected to be hired in the US. The most active airlines in the hiring are the low-cost, nationals and regional airlines. As pilots must retire at age 60, other pilots must be trained to fly the aircraft. Historically, the major commercial airlines hired a substantial number of pilots from the military as these pilots retired or otherwise left military service. In recent years, there have been fewer available military pilots. The relative lack of available military pilots has caused increased demand for qualified pilots throughout the industry. As a result, the major airlines have begun to more actively promote pilots to larger aircraft from within their existing ranks or from regional airlines operating smaller aircraft. This increased mobility within a fleet results in more pilots needing to be certified on different aircraft and a corresponding increase in training requirements. Lack of pilots is even more acute in emerging markets, like China and India, where air traffic is growing at much higher rates than in developed countries and where there is even less of a pilot supply infrastructure to meet current and projected demand. For example, Boeing is projecting that, in China alone, 35,000 new pilots will be needed over the next 20 years.

Simulation Products/Military (SP/M)

Military forces increasingly rely on sophisticated and interrelated weapons systems and equipment, computer systems, visual systems and other advanced technologies to operate in a broadening range of conditions and scenarios. Achieving a high state of operational readiness is a constant goal and challenge for militaries. Simulators enable military organizations to achieve their training and mission rehearsal goals while minimizing the physical use of expensive systems and equipment. In addition, the use of simulators helps to avoid injuries to personnel and the loss of equipment due to training accidents. Simulators allow for the training of tasks and missions that cannot be practiced in the real world.

Flight simulators are used to train pilots to operate a variety of military aircraft including fighter jets, helicopters and transport/maritime patrol aircraft. Flight simulators permit the crews of military aircraft to coordinate and improve their combat skills in a safe, cost-effective and realistic range of environments. The US Air Force estimates that one hour in a simulator costs less than six minutes in an actual aircraft. The simulators enable pilots to realistically practice both offensive and defensive tactics, such as firing aircraft weapons systems and avoiding attack from enemy surface and air threats. The immersive environment provided by simulators allows pilots to train for highly demanding maneuvers and life threatening scenarios, such as rotor failure, missile impact or the effects of exceptional turbulence.

Simulators for land systems provide similar advantages. Though land systems equipment is generally less complex than that found in aircraft, the systems often operate in conjunction with other equipment in environments involving many soldiers and various weapons systems.

CAE remains committed to introducing new simulation products that enhance its reputation as a technology leader. A strategic priority for CAE is to continue to bring innovative products and simulation-based solutions to market. For example, the CAE MedallionTM6000 high fidelity visual system, launched in December 2005, has already been declared ready for training on a Tornado simulator by the German Air Force. Another example is CAE-owned Terrex’s release of a new software product called A-Terrain Extreme that will address customer requirements for an affordable 3D database creation tool for intelligence visualization, geographical information system visualization and game development. CAE is also continuing to innovate in the area of virtual mission rehearsal capabilities and rapid database production. Through the ongoing enhancement of current leading-edge technologies and the development of new simulation-based technologies, CAE aims to maintain its position as a world leader in modelling, simulation and mission rehearsal technologies for the military market.

Training & Services/Military (TS/M)

Given finite defence budgets and resources, governments and defence forces are increasingly scrutinizing their expenditures. In the area of training, outsourced or privatized training service delivery has demonstrated benefits such as cost-effectiveness and accelerated training delivery. CAE continues to see a growing willingness from defence forces to use synthetic training to meet more and more of their training requirements, as well as increasing demand to use simulation for mission rehearsal. While synthetic training will never completely replace live combat training, the Company sees more militaries increasing the number of synthetic training hours as a complement to live training. The TS/M group continues to pursue a range of training services opportunities as well as professional service opportunities.

Governments show an ever-increasing interest in the efficiencies and service enhancement potential of outsourcing aspects of their military training and support services to the private sector. The openness of national markets to international entrants is always an issue, particularly in the sensitive field of national security. However many countries have demonstrated in recent years both a greater willingness to outsource military training and support services and to permit foreign-controlled entities to deliver such services. The multinational approach adopted by some governments to equipment development and procurement has facilitated this evolution in the market for military services.

The industry has responded to this trend by adapting to a greater degree of cooperation in product and service development and provisioning. However, competition remains very vibrant, subject to national security constraints in certain markets.

SP/M and TS/M Trends and Developments

CAE believes the following trends will influence the development of the military simulation and training market serviced by SP/M and TS/M:

Increasing Defence Spending

The fiscal 2006 national defence budget in the US was approximately US$419 billion, which does not include approximately US$75 billion in additional funding requested to support the war efforts in Iraq and Afghanistan. In fiscal 2007, the President has proposed a budget increase of approximately 7 percent, including a planned 33 percent increase for the US Special Operations Command. The US Department of Defense budget has increased over 40 percent since 2001. The US government’s defence spending has recently represented close to 50% of the world’s known total defence spending and this is expected to continue through this decade. Apart from spending on defence, there is an increased emphasis on security in most Western nations in the face of increased terrorist threats. CAE expects that some of this spending will address new technologies and training for counter-terrorism activities.

Rapid Evolution of Technology and Warfare

Technological advances and the changing nature of warfare have resulted in a rapid evolution of weapons systems and equipment. This has been illustrated by events in Afghanistan and Iraq, where the coalition forces faced asymmetric threats and where extensive use was made of unmanned air vehicles (UAV) such as the Predator and Global Hawk. Military forces face a wide range of operations which are increasingly likely to be asymmetric or involve operations in urban terrain. In light of these changing circumstances, the key focus of military forces has evolved towards information dominance linked with networked weapons systems. These highly technical networked systems lend themselves to modelling, simulation, and synthetic training.

Accelerated developments in computer and visual technologies enable devices of greater fidelity and promote the proliferation of simulation technologies. In particular, the rapid evolution of commodity graphics technologies of recent years has substantially redefined the price/performance envelope of visual equipment. Visual systems provide simulator-correlated, geo-specific representations of the synthetically-generated environment under a broad range of weather, illumination and other conditions. Visual database representations can be rapidly synthesized from the Geographical Information System, including satellite data, and applied to military mission rehearsal exercises.

The introduction of new aircraft and weapons platforms, as well as upgrades and life extensions to existing aircraft and weapons platforms will necessitate new training requirements for military operators. For example, CAE expects programs in Europe such as the A400M military transport and the NH90 helicopters to provide significant simulation and training opportunities. In addition, upgrades to aircraft such as the German Tornado tactical aircraft, the German Navy’s recently acquired P-3C Orion maritime patrol aircraft, and the UK Lynx helicopter fleets will create additional flight simulation requirements. In the United States, new aircraft programs such as the US Navy’s Multi-mission Maritime Aircraft, the US Army’s Light Utility Helicopter, the US Navy’s MH-60R anti-submarine warfare helicopter, and the US Air Force’s new combat search and rescue helicopter will present a range of simulation and training opportunities. In addition, Canada expects to pursue the acquisition of new transport/airlift aircraft, heavy-lift helicopters, and fixed-wing search and rescue aircraft that will bring simulation and training opportunities that CAE will actively pursue.

Evolving Role of Simulation Training

CAE believes that the military will continue to make greater use of simulation as an effective solution for more frequent and sophisticated training and mission rehearsal requirements for several reasons. First, advances in technology have enhanced the realism that can be achieved in simulation training. As a result, militaries are more receptive to utilizing this technology. The achieved realism combined with the rapid development of extensive environment databases offer militaries the ability to train and rehearse in situations and conditions either difficult or impossible to consistently replicate in a physical setting. Second, simulation training also is more cost effective than training personnel on actual equipment. Third, simulation training involves less potential for accidents and resulting injury to personnel and damage to equipment. Finally, CAE believes simulation will increasingly be used in areas consistent with the Simulation-Based Acquisition initiatives of the US Department of Defense, which seeks to use simulation to evaluate competing system designs prior to commitment to full scale design and development.

Increasing Interest of Governments in Privately Financed Long-Term Training Models

The increasing sophistication of weapons systems has resulted in the need for more sophisticated training equipment and services. The development, construction and delivery of these training resources require a high level of specialized technology and knowledge, and often involve significant expense. The UK government has increasingly turned to private sector companies to build, maintain and deliver training equipment and services under long-term private financed initiatives (PFI) because these companies can deliver an integrated training solution more quickly and efficiently and offering better value for money. CAE’s Medium Support Helicopter Aircrew Training Facility (MSHATF) has been in full-scale operation since 2000 as the UK’s first military training PFI. The government of Germany awarded a consortium comprising CAE, Eurocopter, Rheinmetall Defence Electronics GmbH and Thales a contract to provide NH90 helicopter training services to the German Armed Forces over 14.5 years beginning in 2008. Currently, CAE and Thales are teamed to lead the design and manufacture of the NH90 simulators and related training equipment that will be used to deliver the training services.

3.	DESCRIPTION OF THE BUSINESS

3.1	General

CAE is a world leading designer and manufacturer of advanced simulation equipment and provider of integrated training solutions for the military and civil aviation markets. With nearly 60 years of experience, strong technical capabilities, a highly trained workforce and a global reach, CAE has built an excellent reputation and long-standing customer relationships.

CAE has delivered simulation products to the military forces of more than 30 countries. The Company is the world’s leading supplier of civil flight simulators in the competed market and is the second largest independent provider of civil aviation training services based on the number of simulators in operations.

CAE has a global presence with about 5,000 employees at manufacturing operations and training facilities in 19 countries around the world. The Company’s consolidated revenue from continuing operations in fiscal 2005 and 2006 was $986.2 million and $1.1 billion, respectively, and is broken down as follows:

Revenue by Product Line (%)			Geographic Distribution of Revenue
					(%)
	2006	2005		2006	2005
SP/C	23	22	US	35	42
TS/C	29	31	Asia and Middle East	16	7
SP/M	30	28	Germany	13	11
TS/M	18	19	Canada	9	8

	100	100	The Netherlands	9	6
			UK	7	9
			Other countries	6	9
			Other European countries	5	8

				100	100

The following sets out, by business segment, the locations of CAE’s primary subsidiaries and divisions:

Location	SP/C	SP/M	TS/C	TS/M

Canada
Montreal, Quebec	ã	ã	ã
Toronto, Ontario			ã
Ottawa, Ontario				ã

Europe
Amsterdam, The Netherlands			ã
Brussels, Belgium			ã
Burgess Hill, United Kingdom			ã	ã
Evora, Portugal			ã
Madrid, Spain			ã
RAF base, Oxfordshire, United Kingdom				ã
Stolberg, Germany		ã

United States
Dallas, Texas			ã
Denver, Colorado			ã
Fort Worth, Texas			ã
Tampa, Florida		ã

Location		SP/C	SP/M	TS/C	TS/M

Other
Bangalore, India		ã
Dubai, United Arab Emirates				ã
Sao Paolo, Brazil				ã
Santiago, Chile				ã
Silverwater, Australia			ã
Zhuhai Guangdong, China				ã

3.1 (a)	Summary of Business Segments

Simulation Products/Civil (SP/C)

The Company builds civil simulators for all categories of aircraft including those built by Airbus, Boeing, Bombardier, Cessna, Dassault, Embraer, Gulfstream and Raytheon. CAE also builds simulators for civil helicopters, including models by Bell Helicopter and Sikorsky. During fiscal 2006, CAE was awarded 21 of 40 FFS orders or 52% of the third party market (fiscal 2005 - 17 of 22 FFS orders). CAE also captured 17 of 39 competed visual systems, or 44% of the third party visual systems market. Since its inception, CAE has taken orders for and delivered more than 500 FFS and FTDs from over 110 commercial airlines, aircraft manufacturers and external training centers in 38 countries. With half a century of experience in designing and manufacturing FFS, CAE has established long-standing relationships with leading commercial airlines throughout the world.

CAE expects to maintain a commanding leadership position in civil simulation and visual systems by anticipating future customer needs through both its own training experience and trusted relationships with equipment customers, commitment to innovation and technology, product quality, reliability and efficiency, and continuing efforts to lower costs and shorten delivery cycles. CAE expects to improve on its lead-time, cost, quality and reputation for performance through operational improvements and research and development programs.

In fiscal 2006, many FFS orders came from the fast-growing Asian market, including: four B737NG FFS for Japan Airlines, two A320 for Air Asia, an A320, A330 and 737NG FFS for Zhuhai Flight Training Center, and the prototype FFS for new ARJ21 regional being developed in China by AVIC I Commercial Aircraft Co. (ACAC).

CAE’s capabilities in simulation-based interactive learning, including its leading-edge CAE Simfinity® system, also complement its traditional strength in FFS and FTDs. In fiscal 2006, CAE sold 20 3D CAE Simfinity® devices (Integrated Procedures Trainers (IPT), Maintenance/Flight Training Devices (M/FTD), FTDs). These orders included: two Embraer 170 IPTs for Air Canada, two A320 MFTDs for Air Asia, an A380 MFTD and B777 IPT for Emirates Airline, A320, A330, and B737NG IPTs for Zhuhai Flight Training Center, and others. Combined with a growing network of training centers, this complete suite of simulation-based equipment and training products permits CAE to offer airlines and business jet operators a complete range of training solutions.

CAE also offers a full range of support services, including technical support, spare parts sales, simulator updates and relocations. In fiscal 2006, key projects awarded included various upgrades for Alteon including an upgrade of a Boeing 777 fixed based simulator to be a full-flight simulator, and a CRJ200 to Challenger 604 upgrade for Bombardier.

The Simulation Products Group consolidates all manufacturing activities and includes engineering, program management, global procurement, and the marketing and sales of civil simulation products and military simulation equipment and training services. It is focused on substantially reducing the costs associated with manufacturing simulation equipment intended both for sale to third parties as well as for installation in the Company’s own global network of training centres.

Training & Services/Civil (TS/C)

In 2001, CAE entered the civil flight training business by opening its first pilot training center in Sao Paulo, Brazil in April and launching its Toronto, Canada facility in December. During 2001, the Company also acquired Schreiner Aviation Training BV and SimuFlite Training International, Inc., adding six new pilot training centers to its operations. Today, CAE is the world’s second largest independent provider of training services, based on the number of simulators available for third party training. As at March 31, 2006, CAE had an installed base of 108 civil FFS in 22 locations on four continents. Taking into account the interest of joint venture partners and other interests, CAE had in its network an average of 98 Revenue Simulator Equivalent Units (RSEUs) generating revenue for the Company during fiscal year 2006.

CAE continues to expand its global network of strategically located training centers. CAE’s customers at the commercial aviation training centers include major, low-cost and regional airlines that elect to outsource some of the training of their pilots and other crew members using either the Company’s training instructors or their own. The third party aviation training centers are used by more than 3,000 customers who tend to use third party training centers as their primary source for simulation training. CAE will continue to execute its pilot and maintenance crew training strategy, focusing on ramping up utilization and increasing yield (through enhanced service offerings) in the training centers owned or operated by CAE.

During fiscal 2005, CAE and Dassault Aviation signed a contract making CAE the exclusive provider of entitlement training for the new Falcon 7X aircraft. Entitlement training is the initial training provided by the aircraft manufacturer with the purchase of the aircraft. The agreement covers pilot, maintenance and cabin crew training. As part of this agreement, CAE is developing two Falcon 7X FFS and a comprehensive training program that will incorporate CAE Simfinity® training technology. All the Falcon FFS will be deployed in North America and Europe. The North American location will be CAE’s new training center in Morris County, USA. The European location will be in CAE’s existing facilities in Burgess Hill, UK.

The major priorities of TS/C are to increase revenue per simulator in the Company’s global network of training centres, and to deliver the most cost-effective and competitive training service in the marketplace. To this end, TS/C has in fiscal 2006 been consolidating training centres where duplication exists, and reallocating a number of simulators to maximize yield. This aspect of TS/C’s restructuring will continue into fiscal 2007. TS/C is continually developing new courseware and related training services to encourage customers to migrate from renting time on a CAE simulator (dry training) to accepting the training and curriculum provided by CAE instructors (wet training).

Simulation Products/Military (SP/M)

CAE is a world leader in the design and production of military flight simulation equipment. The Company develops simulation equipment and training for a variety of military aircraft, including fighter jets, helicopters and maritime patrol/transport planes. Its military simulators provide high fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. These simulators incorporate highly realistic visual scenes covering areas as large as whole countries that are able to show the effects and characteristics of a variety of battlefield features, including those seen through Forward Looking Infra Red (FLIR) and Radar Sensors. CAE has also moved beyond the supply of simulation equipment into the provision of military training with the Company’s MSHATF in the UK, its C-130 training facility in Tampa, Florida, and the scheduled opening of the Rotorsim Training Centre in Italy during the summer of 2006. Rotorsim is owned equally by CAE and Agusta S.p.A.

CAE provides simulation equipment and training to the military forces of more than 30 countries, including all the US services. CAE has provided simulators for a wide range of aircraft and has designed training systems for the greatest variety of helicopters. CAE is also recognized as the world’s leading provider of simulation and training solutions for the C-130 Hercules transport aircraft. The Company has established a leading position in Europe in the supply of army command and staff training systems, by supplying such systems to the forces of Germany, Austria, Italy, Norway, Finland, Lithuania, and Ireland. The selection of a CAE visual system for the prestigious Eurofighter program solidly establishes CAE’s Medallion™6000 visual system as a premier system for fast jet simulation applications. In addition, the Medallion™6000 visual system is being used to upgrade the US Army’s Apache combat mission simulators, the German Tornado simulators, and the US Army’s 160th Special Operations Aviation Regiment’s MH-47 and MH-60 combat mission simulators. CAE’s Medallion™6000 image generator is also being installed on new-build simulators, including the MH-47G and MH-60L combat mission simulators for the US Army’s 160th Special Operations Aviation Regiment, the Canadian Forces CP-140 Aurora flight deck simulator, and the A109 and AW139 simulators for Rotorsim.

CAE continues to focus on growing its business with military customers around the world, and particularly in the US. The Company believes it can capitalize on the experience, expertise and increased visibility with military customers that it has gained from winning and performing significant contracts. CAE will continue its commitment to customer service by focusing on anticipating and meeting the needs of its military clients for highly-customized equipment and training. CAE believes its ability, through CAE USA Inc., to be a prime contractor in the US, in addition to strong supplier relationships with leading US defence contractors, will enable it to further penetrate the US military simulation and training market. CAE intends to continue to foster partnerships with key original equipment manufacturers and prime contractors. For example, in early 2006, CAE reached a strategic cooperation agreement with EADS CASA, Spain’s leading aerospace company, which designated CAE as the preferred provider for C-295 aircraft training systems. CAE continues to expand its relationship with Israel Aircraft Industries (IAI) to develop solutions for embedded training as well as for live and integrated virtual training. The Company also has continuing relationships with AgustaWestland through Rotorsim, and with Lockheed Martin as the training system provider for the C-130J aircraft.

The military simulation equipment market is driven in part by the introduction of new aircraft platforms, upgrades and life extensions to existing aircraft and a shift to greater use of simulation in pilot training programs due to the high degree of realism and the significantly lower cost compared to live training. CAE expects to improve its lead-time, cost, quality and reputation for performance through continued operational improvements and research and development programs. With leading-edge technology solutions, CAE is well positioned to capitalize on upcoming international military programs in Canada, the US, Europe, the UK, Asia and Australia, as well as teaming and/or collaboration arrangements in other countries.

In fiscal year 2006, SP/M secured a range of new business with military forces around the world. Highlights of the past year include the US Navy exercising contract options for CAE to provide a fourth MH-60S simulator and to upgrade two additional P-3C operational flight trainers, bringing CAE’s business with the US Navy on these two programs to over $120 million in the past two years, and positioning CAE for upcoming competitions for the supply of training equipment to the US Navy. In addition, Lockheed Martin exercised further options for three C-130J/KC-130J weapons systems trainers for the US Air Force and the US Marine Corps, bringing the total to eight C-130J/KC-130J simulators SP/M has been contracted to design and manufacture by Lockheed Martin for the US military. CAE signed contracts with Agusta to provide another A109 cockpit for the roll-on/roll-off simulator CAE is building for the Rotorsim Training Centre, which will open in the summer of 2006, as well as with the Royal Netherlands Navy to upgrade a Lynx full mission flight trainer. As part of CAE’s agreement to be EADS CASA’s preferred provider of C-295 training systems, SP/M was awarded contracts for two C-295 simulators, one of which is destined for the Brazil Air Force and the other for the EADS CASA training centre in Seville, Spain. SP/M also signed a contract with EADS CASA to provide the Royal Australian Air Force with a turnkey training capability for their new A330 Multi-Role Tanker Transport aircraft, including a full flight and mission simulator and training facility.

Training & Services/Military (TS/M)

Military support services include the provision of contractor logistics support, maintenance services and simulator instruction at over 60 sites worldwide. CAE provides maintenance support for most of the Canadian Forces flight simulators at six bases and all but one of the installed flight simulators of the German Army, Air Force and Navy. In the US, CAE provides a range of services across a wide number of bases, including the instruction of Predator UAV operators. CAE also supports the training and mission rehearsal systems used by the US Army’s elite 160th Special Operations Aviation Regiment as part of the Special Operations Forces Mission Rehearsal and Training Services (SOFMRTS) program. CAE also provides a range of support services to facilities in Australia, the UK, the Netherlands and Italy, as well as mission software support for Canada’s CF-18 fighter aircraft.

In fiscal year 2006, a key strategic win for TS/M occurred when CAE won a competitive contract to lead the development of the US Army’s Synthetic Environment Core (SE-CORE) Database Virtual Environment Development. Under this professional services contract, CAE will provide a common virtual environment that seamlessly interoperates with the Army’s live and constructive training systems and allows for the sharing and re-use of databases through the Army. CAE will establish five database production facilities for the US Army, the first of which will open in Orlando, Florida in 2006. The TS/M group has been awarded a five year contract by the Commonwealth of Australia to provide the Royal Australian Air Force with training support services for the A330 Multi-Role Tanker Transport (MRTT) training systems that CAE will be manufacturing. This services contract falls under an umbrella contract for CAE in Australia called the Management Support of the Australian Defence Forces Aerospace Simulators (MSAAS). The MSAAS contract has helped TS/M significantly increase its services business in Australia and was recently recognized by Australian Defence Magazine as one of the top defence programs in Australia. The TS/M group experiences steady business revenue from its long-term training service contracts. These include contracts such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force Base Benson in the UK and maintenance and service contracts to support almost all of the German Armed Forces flight simulators. The training service delivery at the MSHATF is indicative of the trend for militaries to use synthetic training for more distributed, mission preparation-type training. The RAF now regularly conducts “Thursday War” exercises that involve the networking of various simulators and computer generated forces in mission scenarios. Ongoing services contracts that provide steady revenue streams for CAE include the instruction, maintenance and support services under subcontract to Lockheed Martin for C-130 and C-130J training systems for the US Air Force as well as the operation of the US Air Force Predator UAV schoolhouse. In fiscal year 2006, the TS/M group continued to win contracts for the provision of maintenance and support services for defence forces around the world. The German Armed Forces awarded TS/M several extensions for the ongoing provision of on-site maintenance and logistics support for flight simulation equipment, including a new contract to support the 12 helicopter simulators at the German Army Aviation School. In Canada, TS/M secured a three-year contract extension for the provision of first level maintenance and logistics support for CC-130, CP-140, CH-146, and CF-18 simulators at Canadian Forces Bases across the country.

Military Contract Issues Generally

The majority of CAE’s contract revenue in its SP/M and TS/M segments result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

In most instances, under government regulations, certain costs, including certain financial costs, portions of research and development costs, lobbying expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals, are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts. CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract’s completion, the government may perform a post-award audit of all aspects of contract performance to insure that the Company has performed in accordance with the terms of the contract.

Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically, the contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;
  the government may not be liable for the contractor’s costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and
  the contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition to the right of the government to terminate, government contracts are often conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

Discontinued Operations

Marine Controls

On February 3, 2005, CAE completed the sale of the substantial components of its Marine Controls segment to L-3 Communications Corporation (L-3) for a cash consideration of $238.6 million. This amount is subject to L-3’s approval of the net working capital of the Marine Controls segment. The parties are currently discussing the appropriate final net working capital amount. During the second and third quarters of fiscal 2006, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, resulting in the assumption by L-3 of CAE’s guarantee of $53.0 million (₤23 million) of project-financed related debt for the UK Astute Class submarine training program.

Forestry Systems

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems to Coe Newnes/McGehee ULC (now named Coe Newnes/McGehee Inc.) and Coe Newnes/McGehee Corp., entities under the control of Three Cities Research Inc. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Coe buyers notified the Company that the level of operating performance required to trigger a further payment had not, in their view, been achieved. CAE completed a review of the buyers’ books and records and in January 2006 instituted legal proceedings to collect the payment that it believes is owed to the Company. The Coe buyers have requested the court refer the dispute to arbitration; the outcome of that petition has not yet been determined.

Cleaning Technologies and Other

In fiscal 2004, CAE completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During the third quarter of fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid CAE an amount of $0.2 million.

On May 2, 2003, CAE completed the sale of its remaining wood products business to Carmanah Design & Manufacturing Inc., a TD Capital company, for proceeds of approximately $20 million, plus certain rights to further payment if future earning targets are attained by the wood products business. During the first quarter of fiscal 2007, an agreement was reached to settle the further consideration for an amount of $0.25 million.

Research and Development

CAE differentiates itself by providing superior products and services that rely on the latest, most advanced technology available. As a result, the Company has a long-standing commitment to research and development (R&D). Each business segment is encouraged to apply R&D across the whole spectrum of its operations, from product development to production processes and techniques.

An additional part of CAE’s R&D development strategy is to participate with several universities and government agencies in North America and in Europe in specific research projects. While development is the first priority, applied research is also vitally important to the Company’s future. In addition to the basic internal research and development, R&D may also be carried out within customer contracts. This involves the development of technology that is necessary to complete a contract requirement but is also useful and may be reapplied by the Company in a broader sense.

In November 2005, CAE announced the launch of Project Phoenix, a $630-million, six-year R&D initiative, the goal of which is to improve current leading-edge technologies and to develop additional ones that will build on CAE’s position as a world leader in simulation, modeling, training and services. The Government of Canada agreed in FY2006, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of CAE’s R&D program. The Government of Québec agreed in FY2007, through Investissement Québec to invest up to a further $31.5 million in Project Phoenix. In the past few years, the Company has also been involved with various other TPC projects on R&D programs involving visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. These investments by TPC and Investissement Québec are repayable through revenue-based royalties.

Total R&D expenditures include basic R&D costs as well as program related development costs. Basic internal R&D expenditures were, for fiscal 2006, largely associated with the development of the CAE STRIVE™ framework and applications to support the CAE NeTTS™ architecture, Simfinity® courseware development, Medallion™6000 and Tropos® visual system and investigation into modular simulator software and hardware. In addition to these development activities, basic internal research and development funds a variety of product enhancement and process improvement initiatives. Basic research and development expenditure in fiscal 2007 will be primarily focused on new aircraft simulator product development, existing product enhancement and a few key new business initiatives such as simulation for embedded training and an advanced visionics system.

3.1 (b) Production and Services

Production

CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Tampa, US; Burgess Hill, UK; and Stolberg, Germany.

The manufacturing process for CAE simulators is complex, involving the coordination of approximately 250,000 parts and millions of lines of software code. The manufacture of a civil simulator includes six major stages: design, manufacture and assembly, testing, shipping, site installation and final test on site. Military simulators are more complex and unique than civil simulators, and therefore may take more time to design, manufacture and test.

Manufacturing is organized into 10 manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables, cabinets, aircraft instruments and avionics), and mechanical (sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly). Each cell has its own planning, methodizing and set of specific products to deliver, which establishes clear accountability for manufacturing performance.

Services

CAE’s flight training services are provided to customers as described in section 5.1(a), “Summary of Business Segment”, of this AIF.

CAE provides a range of technical support services to civil and military simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use the Company’s technical services to answer questions, trouble-shoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Military and civil upgrade services are not restricted to CAE products; the Company can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that its service business provides opportunities to influence the upgrade of installed FFS while providing valuable insights into customer training needs.

3.1 (c) Specialized Skill and Knowledge

CAE employs predominantly graduates in engineering and software development staff, as well as pilots, instructors and other flight training experts. As an industry leader, CAE is able to train its staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots. CAE has not experienced material difficulty in recruiting appropriate staff to carry out its manufacturing, training and development work.

3.1 (d) Competition

The markets in which CAE sells its products are highly competitive. Certain competitors are also the Company’s customers, partners and suppliers on specific programs. The extent of competition for any single project generally varies according to the complexity of the product and the dollar volume of the anticipated award. CAE believes that it competes on the basis of:

  the quality, performance, and flexibility of its products and services;
  reputation for prompt and responsive contract performance;
  accumulated technical knowledge, intellectual property and expertise;
  strong after sales support;
  flexibility of product/service offerings being susceptible to tailor-made customer solutions;
  breadth of product line; and
  price.

CAE’s future success will depend in large part upon its ability to improve existing product lines, develop new products and technologies in the same or related fields, improve delivery intervals and reduce the costs it incurs in producing its products and services.

CAE’s major competitors in the military simulation and training market include Lockheed Martin, L-3 Communications Link Simulation and Training, Boeing, Rockwell Collins, Indra Systems, Alenia Marconi Systems, Thales Training Simulation, Flight Safety Services, SAIC, and Rheinmetall Defence Electronics. Some of these competitors are predominantly local (one country or region) competitors. CAE sometimes partners with these and other competitors to cooperate on program contracts.

CAE’s major competitors in the civil simulation equipment market has broadened over the past year with the traditional competitors that include Thales Training & Simulation and Rockwell Collins Simulation (which now includes Evans & Sutherland’s visual systems business) and Flight Safety International, as well as two newer entrants in the market: Mechtronix Systems Inc. and Sim Industries. Some of these competitors are low cost providers with a limited product portfolio which only addresses a subset of the overall market; others are broad based. The Company’s major competitors in civil pilot training include FlightSafety International, Alteon Training, GECAT and PanAm International Flight Academy.

3.1 (e) Components

CAE deals with a variety of goods and services suppliers across its business segments. It is not dependent on any single supplier for any key manufacturing components or services. Significant shortages of goods and services are not expected, and have not been encountered in the past. However, CAE’s products contain sophisticated computer systems that run on software and operating systems supplied to it by third parties. Such computer systems and software may not always be available to CAE to license or purchase.

The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE’s simulator is intended to simulate. The Company cannot guarantee that it will be able to obtain such data on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact the Company’s profit margins.

Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic integrated circuits) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts.

3.1 (f) Intangible Properties

CAE owns certain patents and has filed applications in respect of additional patents. The Company enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with its employees to protect its proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide its employees in their dealings with CAE’s intellectual property and that of third parties. CAE’s Intellectual Property Committee is mandated to oversee the protection, management and exploitation of the Company’s inventions, trade secrets and other intellectual property.

Given the lengthy delay in obtaining patents (during which some technology may evolve into newer generations), the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

CAE’s agreements with Technology Partnerships Canada and Investissement Québec restrict, in some cases, CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program’s support until all funding has been repaid or consent has been obtained.

Given CAE’s many decades of success in the field of aviation simulation, the Company believes that the CAE brand and some of its trademarked products have value in the markets it addresses.

3.1 (g) Cycles

The SP/M and TS/M segments sell to government customers such that there is no evident cycle to the intake of orders. The SP/C segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry. The TS/C segment’s flight training services do experience an element of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions. TS/C may also be somewhat affected by the longer wave cycles of the commercial airline industry, though not to the same degree as SP/C.

3.1 (h) Environmental Protection

CAE believes its current operations are in compliance in all material respects with environmental laws and regulations. Environmental protection requirements do not have material financial or operational effects on the Company’s capital expenditures, earnings or competitive position.

CAE operations include, and past operations and those of some past operators at some of the Company’s sites have included, the use, generation, storage, handling and disposal of hazardous materials which are subject to health and safety and environmental laws and regulations in the various countries in which CAE operates or has operated. Examples of claims in respect of former CAE operations include two claims against CAE in respect of the former CAE Electronics facility at the Edmonton International Airport, both of which CAE is contesting.

Separately, the New York State Department of Environmental Conservation (DEC) considers that Trichloroethylene (TCE) is present in ground water at or near CAE-USA's former Link Hillcrest New York facility site and is evaporating and following soil vapors into homes. The DEC has initiated the installation of an air pump system in affected homes to remedy the effect of such evaporation. The DEC continues to try to determine which properties, and parties, may have contributed to the alleged contamination. CAE is in discussions with the DEC, a neighboring company and local officials to examine ways of resolving these concerns; no order has been issued against CAE in this regard.

3.1 (i) Employees

CAE currently employs approximately 5,000 employees of which approximately 800 are unionized and covered by 11 collective agreements. Two labor contracts were ratified in fiscal 2006. During fiscal 2007, CAE will enter into negotiations for the renewal of two collective agreements. The collective agreement for 600 employees in Montreal will remain in force until June 2008. There are no indications that negotiations on upcoming contract renewals will result in work stoppages. CAE considers employee relations to be satisfactory.

3.1 (j) Foreign Operations

For the fiscal year ended March 31, 2006, sales to customers outside Canada accounted for approximately 91% of CAE’s revenue such that CAE is very dependent upon foreign sales and operations. The Company expects that sales outside Canada will continue to account for most of its revenue for the foreseeable future.

The Company believes that its physical presence in countries such as the US, Germany and the UK has enabled it to develop strong relationships and a good reputation with governments and other defence contractors who are important decision makers regarding defence contracts. In fiscal 2006 Military was awarded contracts by the US Army, US Navy, Lockheed Martin, EADS CASA, UK Defence Procurement Agency, Commonwealth of Australia, German Armed Forces, and other governments and prime contractors around the world.

As a result, CAE is also subject to risks of doing business internationally, including:

  changes to regulatory requirements;
  changes to domestic and foreign government policies, including requirements to spend a portion of program funds locally and governmental industrial cooperation requirements;
  the complexity and necessity of using foreign representatives and consultants;
  imposition of tariffs or embargoes, export controls, including US, Canadian and foreign arms export controls, currency exchange controls and restrictions, and other trade restrictions affecting countries in which CAE sells its products or services;
  the difficulty of managing and operating an enterprise spread over various countries;
  compliance with a variety of foreign laws; and
  general economic and geopolitical conditions, including international hostilities, inflation, trade relationships and military and political alliances.

The impact of these factors is difficult to predict and any one or more of these factors could adversely affect the Company’s operations in the future.

3.2 Risk Factors

CAE operates in multiple industry segments that involve various risk factors and uncertainties. Management attempts to mitigate risks that may affect CAE’s future performance through a process of identifying, assessing, reporting and managing risks of corporate significance. Management and the board discuss the principal risks of CAE’s businesses, particularly during the strategic planning and budgeting processes. Also, the Company is currently implementing an enterprise risk management system (ERM) to formalize the risk identification, assessment and reporting process. A discussion on CAE’s areas of potential risk follows.

Execution of Restructuring

CAE’s future success depends in part on Management’s ability to deploy the Restructuring Plan in a timely fashion and to ensure that the Company fully benefits from the economies and enhanced efficiency expected from that plan.

Length of Sales Cycle

The sales cycle of CAE’s products and services is lengthy and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. While customers are evaluating CAE’s products and services, the Company may incur expenses and expend management effort. Making these expenditures with no corresponding revenue in any given quarter could exacerbate fluctuations in its quarterly operating results and volatility in share prices.

Product Eevolution

The civil aviation and military markets in which CAE operates are characterized by changes in customer requirements, new aircraft models and evolving industry standards. CAE’s failure to accurately predict the future needs of its customers and prospective customers or to develop product enhancements that address evolving standards and technologies may result in the loss of current customers or negatively affect its revenue and its ability to secure new customers. The evolution of the technology could also have an impact on the value of the fleet of FFS deployed in CAE’s network.

Level of Defence Spending

CAE derives approximately half of its revenue from sales to military customers around the world. In fiscal 2006, for example, sales by the SP/M and TS/M segment accounted for 48% of CAE’s revenue. CAE is either the primary contractor or the main subcontractor for various programs being executed by US, European, Canadian and other foreign governments. The termination of funding for a government program would result in a loss of the anticipated future revenue attributable to that program, which could have a negative impact on CAE’s operations. Furthermore, a significant reduction in military expenditures by countries with which CAE has contracts could adversely affect sales and earnings in a material manner.

Civil Aviation Industry

CAE derives a material portion of its revenue from the supply of equipment and training services to the commercial and business airline industry. As major airlines are continuing to face financial difficulties as a whole, purchases of new aircraft by US legacy carriers are being reduced or postponed, which has resulted in reduced orders for simulators and pricing constraints. While the past year has seen an encouraging surge of new aircraft orders, much of those aircrafts are destined to Middle Eastern, Asian low-cost carriers and orders by major European and North American airlines have not kept pace. The profitability of many airlines is being materially impacted by the continuing high price of airplane fuel and if that continues to worsen, new aircraft deliveries may be delayed or cancelled leading to revisions in demand for training equipment and services provided by CAE. In addition, the Company is exposed to credit risk on account receivables from its customers. In order to manage its credit risk, the Company has adopted policies which include the analysis of the financial position of its customers and regular review of their credit quality. The Company also subscribes, from time to time, to credit insurance and in some cases, requires a bank letter of credit. As a result, the Company does not have significant exposure to any individual customer.

Competition

The markets in which CAE sells its simulation equipment and training services are highly competitive, with new entrants emerging and positioning themselves to take advantage of a positive market outlook. Some of the Company’s competitors are larger than CAE and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments which may give them an advantage over CAE in winning contracts with these organizations. CAE obtains most of its contracts through competitive bidding processes that subject the Company to the risk that it will expend substantial time and effort on proposals for contracts that may not be awarded to the Company. CAE cannot assure that it will continue to win competitively awarded contracts at the same rate as in the past.

Foreign Exchange

Approximately 90% of CAE’s revenue is generated and will continue to be generated in currencies other than the Canadian dollar. Conversely, a smaller proportion of the Company’s operating expenses are Canadian dollar denominated. Therefore, any significant fluctuation in the Canadian dollar exchange rate will cause volatility in the Company’s results of operations, cash flow and financial condition from period to period. The Company has developed various cash flow hedging programs in order to partially offset this exposure. Additionally, the appreciation of the Canadian dollar has made Canada a more expensive manufacturing environment for CAE. Steps such as the Restructuring Plan and Project Phoenix have partially mitigated this, but if the Canadian dollar continues to appreciate that factor will negatively impact both the Company’s financial results and its competitive position vis-à-vis other equipment manufacturers located in lower cost jurisdictions.

Doing Business in Fforeign Countries

CAE has operations in numerous countries and sells its products and services to customers around the world. For fiscal 2006, sales to customers outside the US and Canada accounted for approximately 50% of revenue. CAE expects that sales outside the US and Canada will continue to account for a significant portion of revenue for the foreseeable future. As a result, CAE is subject to the risks of doing business internationally. In addition to the foreign exchange risk discussed above, CAE is also subject to the risks of changes to laws and regulations in host countries: the cost and complexity of using foreign representatives and consultants; the imposition of tariffs, embargoes, controls and other restrictions impending the free flow of goods, information and capital; the complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions; and general changes in economic and geopolitical conditions. CAE’s currency hedging activities could prove unsuccessful in mitigating foreign exchange risk.

Fixed-price and Long-term Supply Contracts

CAE provides its products and services primarily through fixed-price contracts that require the absorption of cost overruns, notwithstanding the difficulty of estimating all of the costs incurred in performing these contracts and in projecting the ultimate level of sales that the Company may achieve. In addition, a number of CAE’s contracts to supply equipment and services to commercial airlines are long-term agreements of up to 20 years. These agreements establish the prices for the simulators or training services to be delivered, subject to adjustments for inflation and cost increases. If these adjustments do not fully offset inflation or cost increases, CAE’s results of operations could be adversely affected.

Integration Risk

CAE’s business could be harmed if its products do not successfully integrate or operate with other sophisticated and continually evolving software, computing and communications systems. If CAE experiences difficulties or does not meet project milestones in a timely manner, the Company could be obligated to devote more engineering and other resources to a particular project than originally anticipated. While CAE believes it has recorded adequate provisions for losses on fixed-price contracts, fixed-price and long-term supply contracts could subject the Company to contract losses in excess of obligations under provisions.

Government-funded Military Programs

Like most suppliers of products and services to governments, CAE may be audited and reviewed periodically on some projects. Adjustments arising from government audits and reviews may have an adverse effect on results of operations. In addition, some costs may not be reimbursable or allowed in negotiations of fixed-price contracts. Furthermore, as a government contractor, CAE may be subject to an increased risk of legal actions and liabilities to which purely private sector companies are not subject, the results of which could have a materially adverse effect on operations. Failure to comply with government regulations and requirements could lead to being suspended or barred from government contracting or subcontracting for a period of time, which would have a negative impact on CAE’s operations revenue and profitability and could have a negative effect on its reputation and ability to procure other government contracts in the future.

Research and Development Activities

Some of CAE’s research and development initiatives have been carried out with the financial support of government agencies, including amounts from the government of Canada through tax credits and Technology Partnerships Canada and from the Government of Quebec through tax credits and Investissement Québec. If such financial assistance is not available to the Company in the future, it may not be able to replace such financing.

Protection of Intellectual Property

CAE relies in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. Such reliance may be insufficient to prevent misappropriation of CAE’s technology or deter others from developing similar technologies. Enforcement of CAE’s intellectual property rights or its ability to acquire them may be unavailable or limited in some countries.

Intellectual property

CAE’s products contain sophisticated computer systems supplied to the Company by third parties. Such computer systems and software may not always be available to CAE. The production of CAE’s simulators is often dependent upon receipt of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which the Company’s simulator is intended to simulate. CAE cannot assure that it will be able to obtain such data on reasonable terms, or at all.

Infringement claims may be brought against CAE or its customers in the future. CAE may not be successful in the defence of such claims and may not be able to develop processes that do not infringe on the rights of third parties or obtain licenses on commercially acceptable terms, if at all. In addition, any litigation related to CAE’s intellectual property rights could be lengthy and costly and could adversely affect operations or financial results, whether or not CAE is successful.

Environmental Liabilities

CAE’s operations include, and its past operations and those of some past operators at some of current and past sites have included, the use, generation, storage, handling and disposal of hazardous materials. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements or claims on indemnities CAE has been given may require the Company to incur substantial costs in the future which could have a materially adverse effect on its financial condition and results of operations. Provisions that the Company has for existing known claims and probable required remediation may prove insufficient, the Company is largely uninsured for claims in respect of discontinued operations’ properties and as a result, if an unexpectedly large environmental claim materialized, it could reduce the Company’s future profitability.

Liability Claims Arising from Casualty Losses

Due to the nature of CAE’s business, the Company may be subject to liability claims arising out of accidents or disasters involving aircraft for which CAE has provided training equipment or services, including claims for serious personal injury or death. CAE may also be subject to product liability claims in connection with past equipment and service sales by businesses comprising CAE’s discontinued operations. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

Warranty or Other Product-related Claims

The simulators that CAE manufactures are highly complex and sophisticated and may contain defects that are difficult to detect and correct. The occurrence of errors and failures in CAE’s products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investment. When defective products are integrated into the customers’ equipment, CAE may face product liability claims based on damages to such equipment. Any claims, errors or failures could have an adverse effect on operating results and business. CAE cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims.

Regulatory Rrules Imposed by Aviation Authorities

CAE is subject to compliance with regulatory rules imposed by aviation authorities that may change without notice, resulting in disruptions to its sales and operations. Any changes imposed by a regulatory agency, including changes imposed by aviation authorities such as the US Federal Aviation Administration to safety standards, could require CAE to make unplanned modifications to its products and services or may result in delays or cancellations of sales. CAE cannot predict the future impact of changing laws or regulations on its operations, and any changes could have a materially adverse effect on its results of operations or financial condition.

Sales or Licenses of Certain CAE Products Require Regulatory Approvals

The sale or license of virtually all of CAE’s products is subject to regulatory controls, including the prohibition of sales to certain countries or of certain technology such as military-related simulators or other training equipment, including military data or parts, without an export license or other approvals. These regulations change with some frequency. CAE cannot assure that it will be permitted to sell or license certain products to customers, and the Company may lose potential revenue as a result of the application of such regulations. Failure to comply with any of these regulations in the countries in which CAE operated could subject the Company to fines and other material sanctions.

Key Personnel

CAE’s continued success will depend in part on the ability to retain and attract key personnel with the relevant skill, expertise and experience. The Company applies a compensation policy designed to mitigate this risk.

OEM Program Delays and Cancellations

Delays in aircraft program deliveries, such as that announced by Airbus in June 2006 for its A380 aircraft, may in turn lead to delays and/or cancellations of FFS orders for that aircraft model, as well as potential delayed or lost opportunities to provide training services to such aircraft buyers. Such effects on CAE may be mitigated over time in whole or part by buyers switching their orders to other aircraft models.

Enterprise Resource Planning

The Company is investing time and money in a new Enterprise Resource Planning (ERP) system. If that system fails to operate as and when expected, the Company may have difficulty in claiming recompense or correction from the supplier, may have incremental expenses in connection with its compliance, during fiscal 2007 and afterwards with new requirements related to provisions of the Sarbanes-Oxley Act certification and may not be able to realize on the expected value of the system. Any of these eventualities may negatively impact the Company’s operations, profitability and reputation.

4. DIVIDENDS

CAE paid a quarterly dividend of $0.03 per common share during the period of April 1, 2003 to December 31, 2004. CAE reduced the quarterly dividend to $0.01 per common share with effect as of February 11, 2005. The Company currently intends to maintain the quarterly dividend of $0.01 per common share. However, any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors, after taking into account the financial results, capital requirements and other factors the Directors may deem relevant. The Company’s contracts with Technology Partnerships Canada prohibit the payment of a dividend if such payment would prevent payment to Technology Partnerships Canada of a royalty owed under the contracts.

The Company’s Dividend Reinvestment Plan (DRIP) provides that Canadian resident eligible shareholders can elect to receive common stock dividends in lieu of cash dividends. During fiscal 2004, 2005 and 2006, CAE issued 106,002, 126,901 and 42,997 common shares, respectively, as share dividends.

5. DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Each common share entitles the holder thereof to dividends if, as and when declared by our Directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As at the close of business on March 31, 2006, 250,702,430 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

6. MARKET FOR SECURITIES

The outstanding common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol “CAE” and on the New York Stock Exchange under the symbol “CGT”.

6.1	Trading Price and Volume

		CAE Inc.
		TSX Share Price Information
		FY 2006

	Month	Max	Min	Total Volume

	April-05	$6.10	$5.63	13,139,503

	May-05	$6.25	$5.47	17,957,850

	June-05	$6.66	$5.85	15,298,647

	July-05	$7.30	$6.34	14,638,030

	August-05	$8.30	$6.79	28,287,688

	September-05	$8.51	$7.82	17,806,647

	October-05	$8.15	$7.30	18,112,692

	November-05	$8.35	$7.64	14,011,108

	December-05	$9.05	$7.88	24,554,953

	January-06	$9.81	$8.27	17,243,852

	February-06	$9.74	$8.93	23,444,710

	March-06	$9.82	$8.94	33,034,513

		CAE Inc.
		NYSE Share Price Information
		FY 2006

	Month	Max	Min	Total Volume

	April-05	$4.99	$4.54	362,600

	May-05	$4.94	$4.40	2,289,700

	June-05	$5.42	$4.68	2,210,000

	July-05	$5.91	$5.19	1,134,000

	August-05	$6.97	$5.59	2,378,800

	September-05	$7.46	$6.69	767,200

		October-05	$6.91	$6.18	1,480,800

		November-05	$7.08	$6.44	646,300

		December-05	$7.96	$6.82	1,734,700

		January-06	$8.59	$7.13	850,800

		February-06	$8.51	$7.80	806,500

		March-06	$8.57	$7.63	1,536,300

7	.	DIRECTORS AND OFFICERS

The Directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Officers of the Company as of the date hereof, the positions and offices held by them in the Company, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below. More information concerning CAE’s Directors may be found in the Proxy Information Circular dated May 17, 2006, in connection with the Company's Annual and Special Meeting of Shareholders on June 21, 2006. In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board of Directors are the Audit Committee, the Governance Committee, the Human Resources Committee and the Executive Committee.

7.1	Name and Occupation
DIRECTORS
Name and Municipality of
Residence and
Year First Became a Director		Principal Occupation

BRIAN E. BARENTS		Mr. Barents is a Director of Kaman Corporation,
Andover, Kansas, USA		Eclipse Aviation Corporation, Nordam Group and
(2005)		Aerion Corporation as well as a board member of
the Flight Safety Foundation. A former Air
National Guard Brigadier General and still an
active pilot, Mr. Barents was the President, CEO
and co-founder of Galaxy Aerospace Company, LP
from 1997-2001 and before that President and CEO
of Learjet, Inc. from 1989-1996.

ROBERT E. BROWN		Mr. Brown is President and Chief Executive
Westmount, Quebec, Canada		Officer of the Company and a member of the
(2004)		Executive Committee. Prior to joining CAE, Mr.
Brown was Chairman of the Board of Air Canada
from May 2003 to October 2004, and before this,
Mr. Brown was President and Chief Executive
Officer of Bombardier Inc. from February 1999 to
December 2002. Mr. Brown is a Director of Nortel
Networks Corporation, Nortel Networks Limited,
ACE Aviation Holdings Inc. and Aeroplan, and a
trustee of Jazz Air Income Fund. Mr. Brown was
also Chairman of Lyrtech, Inc. and Allen-
Vanguard Corporation and has served as a
Director of other publicly listed companies.

JOHN A. (IAN) CRAIG		Mr. Craig is a business consultant and a Director
Ottawa, Ontario, Canada		of Bell Canada International Inc., Arris
(2000)		International and the Ottawa Heart Institute. Mr.
Craig is a member of the Audit Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

H. GARFIELD EMERSON, Q.C.	Mr. Emerson is National Chairman of the national
Toronto, Ontario, Canada	law firm of Fasken Martineau DuMoulin LLP and
(1992)	was formerly the President and CEO of NM
Rothschild & Sons Canada Limited, investment
bankers. He is also a Director of Canada Deposit
Insurance Corporation, Wittington Investments,
Limited and Sentry Select Capital Corp. Mr.
Emerson is a member of the Governance Committee.

ANTHONY S. FELL, O.C.	Mr. Fell is Chairman of RBC Capital Markets Inc.
Toronto, Ontario, Canada	and was formerly Chairman and Chief Executive
(2000)	Officer of RBC Dominion Securities (and
continues as a Director thereof) and Deputy
Chairman of Royal Bank of Canada. Mr. Fell is
also Chairman of Munich Reinsurance Company
of Canada, and is a Director of BCE Inc., Bell
Canada, Loblaw Companies Limited and Telesat
Canada. Mr. Fell is the Chairman of the
Governance Committee and a member of the
Executive Committee.

PAUL GAGNÉ, CA	Mr. Gagné is a Director of various publicly listed
Montreal, Quebec, Canada	and private companies. Between 1998 and 2002,
(2005)	Mr. Gagné served as a consultant to Kruger Inc.
and a Director of its UK Tissues Group. Prior to
that, he was sequentially the Vice President
Finance, Chief Operating Officer and Chief
Executive Officer of Canadian Pacific Forest
Products Limited and Avenor Inc. Mr. Gagné is
the Chairman of Wajax Income Fund and is a
Director, and also chairs the Audit Committees, of
Textron Inc., Inmet Mining Corporation and
Fraser Papers Inc. Mr. Gagné is a member of the
Audit Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

THE HONOURABLE JAMES A. GRANT,	Mr. Grant is a Partner in the legal firm of
P.C., C.M., Q.C.	Stikeman Elliott LLP (Montreal) and a Director of
Montreal, Quebec, Canada	Canadian Imperial Bank of Commerce, Shire
(1991)	Pharmaceuticals Group plc and various charitable
and social organizations. Mr. Grant is a member of
the Human Resources and Executive Committees.

JAMES F. HANKINSON, CA	Mr. Hankinson is President and Chief Executive
Toronto, Ontario, Canada	Officer of Ontario Power Generation Inc. He is
(1995)	also a Director of Maple Leaf Foods Inc. and
Ontario Power Generation Inc. Mr. Hankinson is
Chairman of the Audit Committee and a member
of the Governance Committee.

E. RANDOLPH (RANDY) JAYNE II	Mr. Jayne is Senior Partner in Heidrick &
Tysons Corner, Virginia	Struggles International, Inc., an executive search
(2001)	firm (1996–present) and is currently the Office
Managing Partner of the firm’s Tysons Corner,
VA office. Mr. Jayne is a member of the Human
Resources Committee.

ROBERT LACROIX, Ph.D.	Robert Lacroix holds a Ph.D. in Economics, has
Montreal, Quebec, Canada	been a Professor in the Department of Economics
(2005)	at the Université de Montréal since 1970, has
served as Chairman of that Department and
Director of the Centre for Research and
Development in Economics (CRDE) and was
Rector of the Université de Montréal from 1998 to
2005. Dr. Lacroix is also member of the Board of
Governors of the Montreal Conference, member of
the Board of the Trudeau Foundation, member of
the National Statistics Council and Chairman of
the Board of the Foundation for Educational
Exchange between Canada and the United States
of America (The Canada – U.S. Fulbright
Program). He is also a Director of Industrial
Alliance Inc. and Pomerleau Inc. Mr. Lacroix is a
member of the Governance Committee.

Name and Municipality of
Residence and	Principal Occupation
Year First Became a Director

JAMES W. MCCUTCHEON, Q.C.	Mr. McCutcheon is Legal Counsel and a
Toronto, Ontario, Canada	Corporate Director. He is a Director of Canadian
(1979)	Satellite Radio Holdings Inc., Dominion of
Canada General Insurance Company, Empire Life
Insurance Company, Guardian Capital Group
Limited and Falconbridge Limited. Mr.
McCutcheon is a member of the Audit Committee.

LAWRENCE N. STEVENSON	Mr. Stevenson is Chief Executive Officer of Pep
Philadelphia, Pennsylvania, USA	Boys, a NYSE-listed U.S. automotive services
(1998)	company. Mr. Stevenson is also a Director of
SNC-Lavalin Group Inc. Mr. Stevenson is
Chairman of the Human Resources Committee.

LYNTON R. WILSON, O.C.	Mr. Wilson is Chairman of the Board of the
Oakville, Ontario, Canada	Company, Chairman of the DaimlerChrysler
(1997)	Canadian Advisory Council and also of Allergen
NCE Inc., and is a Director of DaimlerChrysler
AG. He is Chairman of the Executive Committee
and is a member of the Human Resources and
Governance Committees.

OFFICERS
Name and Municipality of	Office held with CAE and Principal
Residence	Occupation(1)

DONALD W. CAMPBELL	Executive Vice President; formerly Group
Montreal, Quebec, Canada	President, Military Simulation and Training;
formerly Executive Vice President, Military
Simulation and Training (2000-2002); Deputy
Minister of Foreign Affairs (Canada) and Prime
Minister’s Personal Representative for Economic
Summits (1997-2000); Canadian Ambassador to
Japan (1993-1997).

MARC PARENT	Group President, CAE Simulation Products and
Blainville, Quebec, Canada	Military Training & Services; formerly Vice
President and General Manager, Challenger

Name and Municipality of	Office held with CAE and Principal
Residence	Occupation(1)

Programs and Dorval Plants at Bombardier
Aerospace (2004-2005); Vice President and
General Manager at Bombardier Aerospace US
operations (2003-2004); Vice President and
General Manager, at Bombardier Aerospace,
Toronto Site (former deHavilland) (2001- 2003).

JEFFREY G. ROBERTS	Group President, Civil Training and Services and
Hudson, Quebec, Canada	Innovation of CAE Inc.; joined CAE team in 2001,
formerly Chief Executive Officer SimuFlite
Training International Inc. (1999-2001).

ALAIN RAQUEPAS, CA	Vice President, Finance and Chief Financial
St. Lambert, Quebec, Canada	Officer; formerly Vice President Finance, Military
Simulation and Training (2001-2005).

HARTLAND J.A. PATERSON	Vice President, Legal, General Counsel and
Westmount, Quebec, Canada	Corporate Secretary, since 2001.

GUY BLANCHETTE, CA, CMA	Vice President, and Treasurer (2004 to present);
St. Bruno, Quebec, Canada	formerly Chief Financial Officer Alstom Canada
Inc.; Vice President Finance and Strategic
Planning with SNC Industrial Technologies Inc.
before he became Vice President, Treasurer and
General Manager with SNC-Equity.

ERIC GEMME, CA, CPA, CBV	Vice President and Corporate Controller (2005 to
St. Hubert, Quebec, Canada	present); formerly Director Finance, Civil
Simulation and Training. From 2001 to 2003 he
occupied the function of Director, Mergers &
Acquisitions and subsequently Vice President,
Finance and Treasurer of Cognicase Inc.

(1)	Where the date 2001 appears, it signifies the beginning of the last five years and not necessarily the date upon which the individual commenced the relevant position or occupation.

The Directors and senior officers of the Company as a group as at the date hereof beneficially own, directly or indirectly, or exercise control or direction over common shares, which represent 1.2% of the Company's outstanding common shares.

7.2 Cease, Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except as set out below.

From May 31, 2004 until on or about June 21, 2005, Messrs. Wilson and Brown, respectively as Chairman in the former instance and as a Director of Nortel Networks Corporation (NNC) and Nortel Networks Limited (NNL) were prohibited from trading in the securities of NNC and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission (OSC) and certain other provincial securities regulators in connection with the delay in the filing of certain of their financial statements. The orders were lifted after the receipt by the regulators of filings Nortel was required to make.

Mr. Brown, again as a Director of NNC and NNL, is currently subject to an April 10, 2006 OSC management cease trade order prohibiting all of the current Directors of NNC and NNL, as well as certain other insiders, from trading in securities of NNC and NNL until two business days following the receipt by the OSC of all Nortel filings required pursuant to Ontario securities laws. On March 27, 2006, the Quebec securities authorities issued a similar order applicable to Mr. Brown and other NNC and NNL management and Directors.

From August 28 to November 20, 1998, Mr. Emerson, as a Director of Livent Inc., was prohibited from trading in the securities of Livent pursuant to a management cease trade order issued by the OSC in connection with the delay in the filing of certain of its financial statements. Mr. Emerson resigned as a Director of Livent in November 1998; within a year of his resignation, Livent filed for bankruptcy.

Mr. Brown joined the board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003 to help manage the financial crisis in which that company found itself.

7.3 Conflicts of Interest

The law firm Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Company in fiscal 2006 and continues to provide such services to the Company. The law firm’s fees to the Company are less than 2% of the law firm’s annual consolidated gross revenues. Mr. Grant does not provide any such services personally.

Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange–related services to the Company in fiscal 2006 and continues to provide such services to the Company. The Bank’s fees to the Company are less than 2% of the Bank’s annual consolidated gross revenues.

8. TRANSFER AGENTS AND REGISTRARS

The Company only has common shares issued. The Company’s transfer agent is Computershare Trust Company of Canada located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

9.	AUDIT COMMITTEE

9.1	Mandate

The mandate of CAE’s Audit Committee is as set out in Schedule B hereto.

9.2 Membership

The members of CAE’s Board of Directors’ Audit Committee are:

Mr. James F. Hankinson (chair)
Mr. James W. McCutcheon, Q.C.
Mr. John A. (Ian) Craig
Mr. Paul Gagné

Each of these members is independent and financially literate.

Mr. Hankinson is a chartered accountant and has an MBA from McMaster University. In addition to his current activities set out in the Directors table above, he served as President and Chief Executive Officer of New Brunswick Power Corporation from 1996 to 2002. In 1973, he joined Canadian Pacific Limited, and served as Chief Operating Officer from 1990 to 1995. Mr. Hankinson is also a member of the Audit Committee of the Board of Directors of Maple Leaf Foods Inc.

Mr. McCutcheon has extensive board experience. He is Legal Counsel and a Director of various companies and charitable organizations. He is also member of the Audit Committees of the Boards of Directors of Noranda Inc. and of The Empire Life Insurance Company.

Mr. Craig has extensive board experience. He is also member of the Audit Committees of the Boards of Directors of Bell Canada International Inc. and ARRIS Group Inc.

Mr. Gagné is a chartered accountant. In addition to his current activities set out in the Directors table above, he also chairs the Audit Committees of the Boards of Directors of Textron Inc., Inmet Mining Corporation and Fraser Papers Inc. The CAE Board has determined that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve on CAE’s Audit Committee.

9.3 Approval of Services

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of its independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), the auditor of the

Company, or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and its affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide the Company.

The following chart shows all fees paid to PwC by the Company and its subsidiaries in the most recent and prior fiscal years for the various categories of services (generic description only).

FEE TYPE			2006	2005

			($ MILLIONS)

1	.	Audit services	2.3	2.3

2	.	Audit-related services	0.3	0.7

3	.	Tax services	0.6	0.3

			3.2	3.3

1.	Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PWC in connection with statutory and regulatory filings.

2.	Audit-related fees are comprised of fees relating to work performed in connection with the Company’s divestitures.

3.	Tax fees are related to tax compliance support.

10.	ADDITIONAL INFORMATION

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Proxy Information Circular dated May 17, 2006, in connection with the Company's Annual and Special Meeting of Shareholders on June 21, 2006. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in the Company’s Annual Report to the shareholders for the financial year ended March 31, 2006. A copy of such documents may be obtained from the Vice President, Global Communications or the Secretary of the Company upon request, or available online at www.sedar.com, as well as the Company’s website at www.cae.com.

In addition, the Company will provide to any person or company, upon request to the Vice President, Global Communications or the Secretary of the Company, the documents specified below:

(a)	When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)	one copy of the annual information form of the Company together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

(ii)	one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Company for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular in respect of its most recent annual meeting of shareholders that involved the election of Directors; and

(iv)	one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

SCHEDULE A - SUBSIDIARIES

Set forth below are the names of all the direct and indirect subsidiaries of the Company. All companies are wholly owned except as noted.

Jurisdiction of
Name of Subsidiary	Incorporation

Canada
4025164 Canada Inc	Canada
CAE International Holdings Limited	Canada
CAE Machinery Ltd.	British Columbia
CAE Railway Ltd.	Canada
CAE Simulator Services Inc.	Quebec
Greenley & Associates Incorporated	Canada

United States
CAE (US) Inc.	Delaware
CAE (US) LLC	Delaware
CAE USA Inc	Delaware
CAE SimuFlite Inc	Texas
Civil Aviation Training Solutions Inc	Florida
Terrain Experts, Inc.	California

Europe
Academia Aeronautica De Evora S.A.(56%)	Portugal
B.V. Nationale Luchtvaartschool	Netherlands
CAE Aircrew Training Services plc (78%)	United Kingdom
CAE Aviation Training B.V	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V	Netherlands
CAE Center Brussels N.V	Belgium
CAE Center Maastricht B.V	Netherlands
CAE Elektronik GmbH	Germany
CAE Euroco S.à.r.l.	Portugal
CAE Holdings BV	Netherlands
CAE Holdings Limited	United Kingdom
CAE International Capital Management Hungary LLC	Hungary
CAE Investments S.à r.l	Luxembourg
CAE Training Aircraft B.V	Netherlands
CAE (UK) plc	United Kingdom
CAE Verwaltungsgesellschaft mbH	Germany
CityLine Canadair Simulator und Training GmbH (15%)	Germany
CVS Leasing Limited (13.39%)	United Kingdom

Jurisdiction of
Name of Subsidiary	Incorporation

Helicopter Training Media International GmbH	Germany
HFTS Helicopter Flight Training Services GmbH	Germany
Invertron Simulators plc	United Kingdom
Landmark Operations Limited	United Kingdom
Landmark Training Limited	United Kingdom
NLS Amsterdam B.V	Netherlands
Rotorsim (Consortium) (50%)[1]	Italy
SAGO Grünstucks-Verwaltungsgesellschaft mbH (51%)	Germany
SAGO Grünstucks-Verwaltungsgesellschaft mbH & Co. KG (95%)	Germany
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Simubel N.V. (a CAE Aviation Training Company)	Belgium
SIV Ops Training, S.L.	Spain
ZFB Zentrum für Flugsimulation Berlin GmbH (17%)	Germany

Other
CAE Australia Pty Ltd	Australia
CAE Aviation Training Chile Limitada[2]	Chile
CAE Aviation Training International Ltd	Mauritius
CAE Dubai LLC (49%)	Dubai
CAE Labuan Inc.	Malaysia
CAE South America Flight Training do Brasil Ltda	Brazil
CAE Visual Software Private Limited	India
Flight Training Device (Mauritius) Limited	Mauritius
Zhuhai Xiang Yi Aviation Technology Company Limited (49%)	China

DISCONTINUED OR INACTIVE
Jurisdiction of
Name of Subsidiary	Incorporation

CAE Beteiligungsgesellschaft mbH	Germany
CAE CT Inc	California
CAE MRAD Pty Ltd	Australia
CAE Pederson Ltd. (49%)	British Columbia
CAE Screenplates AB	Sweden
CAE Screenplates SA	France
ISDAT Simulation SDN BHD (20%)	Malaysia

1 Partnership
2 Partnership

SCHEDULE B – CAE’S AUDIT COMMITTEE MANDATE

ROLE AND MEMBERSHIP

The Audit Committee (“the Committee”) shall be a committee to the Board of Directors.

The Committee shall consist of not fewer than four (4) such Directors, one of whom shall be the Chairman of the Committee. All members of the Committee shall be independent Directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements applicable to such determination. Each member shall annually certify to CAE as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements. Each member shall be able to read and understand financial statements (balance sheet, income statement, cash flow statement) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE's financial statements, or shall become able to do so within a reasonable period of time after joining the audit committee. One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chairman of the Board. If the designated Chairman of the Committee is unable to attend a Committee meeting, the other Committee members present may elect a replacement Chairman for that meeting.

A majority of members of the Committee shall constitute a quorum.

RESPONSIBILITIES

Work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

REVIEW OF AUDITED FINANCIAL STATEMENTS

1.	Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

Review the appropriateness of and any changes to the underlying accounting principles and practices.

Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives.

  Review financial risks, uncertainties, commitments and contingent liabilities and discuss policies with respect to financial risk assessment and risk management.

ENGAGEMENT OF EXTERNAL AUDITORS

2.	Recommend to the Board of Directors the appointment of the external auditor, which shall be accountable to the Board and the Audit Committee as representatives of the shareholders.

3.	Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for their approval the auditors’ fees for the annual audit. The Committee is responsible for the oversight of the work of the Company’s auditor for the purpose of preparing or issuing an audit report or related work, and the auditor shall report directly to the Committee. The Committee shall approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services, including approval processes for any such service that comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time in accordance with the policy and procedures attached hereto.

4.	Receipt of a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and CAE that may impact the objectivity and independence of the auditor. Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent in accordance with applicable listing requirements, laws, regulations and other rules, or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors’ independence. Review and approve CAE's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of CAE.

REVIEW AND DISCUSSION WITH EXTERNAL AUDITORS

5.	Review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

6.	Request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses.

Request and review an annual report prepared by the external auditors regarding the auditor’s internal quality-control procedures, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues. Meet separately, periodically, with external auditors.

7.	Make specific and direct inquiry of the external auditors relating to:

  Performance of management involved in the preparation of financial statements.
  Any restrictions on the scope of audit work.
  The level of cooperation received in the performance of the audit.
  The effectiveness of the work of internal audit.
  Any unresolved material differences of opinion or disputes between management and the external auditors.
  Any transactions or activities which may be illegal or unethical.
  Independence of the external auditor including the nature and fees of non-audit services performed by external audit firm and its affiliates.
  Any other matter so desired.

REVIEW AND DISCUSSION WITH INTERNAL AUDITORS

8.	Review the annual internal audit plan including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget. Meet separately, periodically, with internal auditors.

9.	Make specific and direct inquiry of the internal auditors relating to:

Any significant recommendations to improve internal control and corresponding management responses.

The level of independence of internal audit.

Any material disagreement with management.

Any other matter so desired.

REVIEW AND DISCUSSION WITH MANAGEMENT

10.	Review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities as well as discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

11.	Review with management the annual performance of external and internal audit.

REVIEW OF OTHER PUBLIC DOCUMENTS

12.	Ensure the Committee reviews all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF). In certain cases which involve severe timing considerations, the Committee may designate the responsibility for review to any two members of the Committee. Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports thereon to the Board of Directors. Discuss CAE’s financial information and earnings guidance, if any, provided to analysts and rating agencies.

13.	Review significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application, and in financial disclosure presentation.

14.	Prepare such reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s information circular or any other disclosure document of the Company.

15.	The Committee shall review and approve the procedures set out in the Company’s Corporate Communications & Disclosure Policy and will annually verify that adequate procedures exist within the Company for the review of its disclosure of financial information derived from its financial statements.

OTHER RESPONSIBILITIES

16.	The Board may refer from time to time such matters relating to the financial affairs of the Company as the Board may deem appropriate.

MEETINGS

17.	The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

ENGAGEMENT OF PROFESSIONAL SERVICES

18.	The Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.

HANDLING OF COMPLAINTS

19.	The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

ANNUAL REVIEW

20.	The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend any proposed changes to the Board of Directors for approval. The Committee shall also perform an annual evaluation of the performance of the Committee and shall report to the Chairman of the Governance Committee of the CAE Board of Directors thereon.